CONSENT

March 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Re:	Primero Mining Corp. (the "Registrant")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s Annual Report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2013 (the “AIF”).

Tetra Tech WEI Inc. (“Tetra Tech”) hereby consents to the use of its name in the Annual Report with reference to its involvement in the preparation of the following technical report (the "Technical Report") referred to in the AIF:

  Technical Report entitled “Brigus Gold Corp. - Black Fox Project, National Instrument 43-101 Technical Report” dated effective January 6, 2011 prepared by Wardrop Engineering Inc.

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Sincerely,

Per:	/s/ Philip Bridson
Tetra Tech WEI Inc.
Authorized Signatory
Name:	Philip Bridson, P.Eng.
Title:	Sr. Mining Engineer